UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2017

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

(Registrant’s Name)

8 Local Shopping Complex

Pushp Vihar, Madangir, New Delhi 110062, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Number	Description of Document

99.1	Summary of an independent consultant’s report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

By:	/s/Inderpreet Singh Wadhwa
Name:	Inderpreet Singh Wadhwa
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 18, 2017